May 4, 2016

John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Response to the Securities and Exchange Commission
Staff Comment dated May 3, 2016 regarding
Energy Fuels Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-210782

Dear Mr. Reynolds:

This letter responds to the comment of the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the May 3, 2016 letter (the “Comment Letter”) regarding the above-referenced Amendment No. 1 to the Registration Statement on Form S-3 (the “S-3”) of Energy Fuels Inc. (the "Company”). For your convenience, the Staff’s comment is included below and we have numbered our responses accordingly.

Concurrently with the filing of this response to the Comment Letter, the Company has filed an Amendment No. 2 to the S-3 (the “Amendment”).

Our response is as follows:

Staff Comment No. 1.

We note that the legality opinion in Exhibit 5.1 now states that the Shares, Preferred Shares, and Warrant Shares will be legally issued as fully paid and non-assessable. Please file a revised legality opinion that opines on whether such shares will be legally issued, fully paid, and non-assessable, as those terms are understood under U.S. law. For guidance, refer to Section II.B.1.c of Staff Legal Bulletin No. 19.

The Company’s Response No. 1:

In response to Staff Comment No. 1, the Amendment includes a revised Exhibit 5.1 legal opinion which states that the Shares, Preferred Shares and Warrant Shares will be legally issued, fully paid and non-assessable.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (303) 389-4130 or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388.

John Reynolds
May 4, 2016

Sincerely,
Energy Fuels Inc.

/s/ David C. Frydenlund
David C. Frydenlund
Senior Vice President, General Counsel and
Corporate Secretary

cc:	Richard Raymer, Dorsey & Whitney LLP